

December 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mike Smith
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

   Re: **Crocs, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 2, 2015
      Form 10-Q for Fiscal Quarter Ended September 30, 2015
      Filed November 9, 2015
      Form 8-K filed on November 5, 2015
      Response Dated November 19, 2015
      File No. 0-51754

Dear Mr. Smith:

   We have reviewed your response letter dated November 19, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2014 to 2013, page 42

1. Your Note 12 on page F-36 reports that "Effects of rates different than statutory & rate exchange" favorably reduced your effective tax expense percentage rate by 47.9% in 2013. When viewed in isolation, this infers that your effective tax rate would have been a 12.9% tax benefit instead of a 35% tax expense in 2013. It is not clear how divergent foreign tax rates could entirely offset your 35% statutory tax rate and actually generate a tax benefit given that you reported $67,777 of pre-tax foreign earnings in that year. Instead, it appears that both the 47.9% favorable impact reported in 2013, as well as the

62.2% unfavorable impact reported in 2014, were calculated by combining the impacts of foreign tax rates and that of tax planning strategies which are two distinct reconciling items. Article 4-08(h)(2) of Regulation S-X requires that reconciling items exceeding 5% be separately presented, and based on your letter dated August 13, 2015, it appears that Advance Pricing Agreements had a $18.4 m favorable impact in 2013 (reducing tax expense) and thus foreign tax rates had a $10.3m ($28.7m - $18.4m) favorable impact. Similarly, it appears that in 2014 Advance Pricing Agreements had a $30.4m favorable impact implying that foreign tax rates had a $35.7m unfavorable impact if the reported net unfavorable impact was $5.3m as stated in your response. Please revise Note 12 to separately present the impact of these two reconciling items and separately address each item in MD&A. Further, quantify in MD&A the dollar impact of tax planning strategies that materially impacted your effective tax rate and disclose whether there are any known factors that may impact your ability to use these same tax planning strategies to generate similar amounts of tax benefits in future periods. Further, explain how the tax rates in specific countries materially impacted your effective tax rate in each period presented. See Section 501.12.b.4 of the Financial Reporting Codification.

2. We understand that the "U.S. tax on foreign earnings" reconciling item had a net $6.6m unfavorable impact on your 2014 tax provision. If taxable dividends had a $19m unfavorable impact, then please fully describe the $12.4m of offsetting items which yielded the $6.6m net impact. Further, please specifically disclose in MD&A how the indefinite reinvestment assertion impacted each period's tax provision. Your letter dated August 13, 2015, states that the 2014 (favorable) impact was $4m.

3. Please revise your MD&A disclosure to quantify the dollar impact of "Uncertain tax positions" on the tax provision for each period. If an audit was settled for an amount substantially less than the corresponding recognized liability than the net favorable dollar impact should be disclosed if material.

Form 10-Q for the period ended September 30, 2015

Note 4 – Goodwill & Intangible Assets, page 11

4. The $85.4m net carrying amount of capitalized software exceeds 25% of total equity. We understand that this asset is primarily comprised of the ERP system referenced on page 51. Your Form 10K for the period ended December 31, 2012 stated that the system was expected to cost $34.9m but it appears that you have incurred $88.3m through 2014 and an additional $5.8m in 2015 aggregating to $94.1m. Please disclose why the system cost $59m (170%) more than expected and how you applied your impairment policy to this asset. Specifically, the policy on page F-12 of your Form 10K as of December 31, 2014 identifies impairment indicators including "(iv) an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction." Disclose also the specific amortization period being used for this asset.

Note 11 – Income Taxes, page 23

5. Please explain why you recognized $3.7m of income tax expense in a period in which you generated a $9.3m pre-tax loss. Quantify the material factors which impacted your tax provision for the quarter. Identify the countries where a net tax benefit was not recognized due to corresponding valuation allowances. See Item 303(b)(2) of Regulation S-K.

Form 8-K filed on November 5, 2015

6. Your statement that revenue "adjusted for business model changes was up 3.7%" is a non-GAAP measure regulated by the disclosure requirements of Item 10(e) of Regulation S-K. Please disclose how you determined that revenue increased in light of the 9.4% decrease reflected in your financial statements.

7. You state that your strategy is to focus on your "six core markets". Please tell us and identify these markets in your filings and disclose the metrics you use to assess the success of this strategy. Please also clarify whether the execution of this strategy is adversely impacted by the 2015 change in your internal reporting whereby discrete financial data for your Japanese operations is no longer reviewed by your Chief Operating Decision Maker.

8. Please quantify the dollar amount of "disbursements made to invalid vendors" in the 6/30/15 and the 9/30/15 quarters and explain how you assessed the corresponding impact on your disclosure controls and procedures. In providing your response please tell us and expand your disclosures to disclose whether the errors were caused by a security breach of the Company's existing information systems or by problems with the newly implemented ERP system.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction